Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions, Except Ratios)

						For the Three
						Months
						Ended
	For the Year Ended December 31,					March 31,
	2003	2004	2005	2006	2007	2008
Earnings:
Net earnings	$439.2	$568.7	$356.3	$338.4	$300.8	$101.7
Provision for income taxes	154.3	177.8	197.4	120.9	48.7	26.7
Amortization of capitalized interest	0.6	0.6	0.5	0.2	0.1	—
Fixed charges excluding interest capitalized	22.7	24.4	22.8	22.5	23.0	5.4

Total	616.8	771.5	577.0	482.0	372.6	133.8

Fixed Charges:
Interest expense (gross of interest income)	12.5	12.3	11.2	12.1	13.0	2.9
Amortization of deferred financing expense	0.8	1.1	0.4	0.3	0.3	0.1
Interest capitalized	0.4	—	1.4	1.8	0.2	—
Interest component of rental expense	9.4	11.0	11.2	10.1	9.7	2.4

Total	23.1	24.4	24.2	24.3	23.2	5.4

Ratio of Earnings to Fixed Charges	26.7	31.6	23.8	19.8	16.1	24.8